Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 24, 2016

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Outerwall Inc.

             Schedule TO-T Filed by Aspen Merger Sub, Inc., et al.

             Amendment No. 1 to Schedule TO-T

             Filed August 5, 2016

             Amendment No. 2 to Schedule TO-T

             Filed August 9, 2016

             Amendment No. 3 to Schedule TO-T

             Filed August 15, 2016

             File No. 005-52865

Dear Mr. Panos:

On behalf of our clients, Aspen Merger Sub, Inc., Aspen Parent, Inc. and Apollo Management VIII, L.P. (collectively, “Apollo”), we are providing Apollo’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 18, 2016, with respect to Apollo’s Tender Offer Statement on Schedule TO originally filed on August 5, 2016 (the “Schedule TO”). In response to the Staff’s comments, Apollo is also transmitting via EDGAR for filing Amendment No. 4 to the Schedule TO.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Apollo’s response. All references to page numbers in these responses are to the pages of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer to Purchase”). Terms not otherwise defined in this letter shall have the meanings set forth in the Offer to Purchase.

Schedule TO

1.	The cove page of the Schedule TO only identifies Aspen Parent, Inc. as the “Parent of Offeror” and Apollo Management VII, L.P. as “Other Person.” General Instruction K.(1) of Schedule TO, codified in Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. The Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, also has not expressly identified Aspen Parent, Inc. and Apollo Management VIII, L.P., as a bidder in the purchase of Outerwall shares. Please revise the cover page of the Schedule TO and the Offer to Purchase to clarify that Aspen Parent, Inc. and Apollo Management VIII, L.P., are offerors and bidders as defined in Rule 14d-1(g)(2), respectively, or advise.

Nicholas P. Panos, Senior Special Counsel

Office of Mergers & Acquisitions

August 24, 2016

Response: In response to the Staff’s comment, Apollo has revised the cover page of the Schedule TO and the Offer to Purchase to clarify that Aspen Parent, Inc. and Apollo Management VIII, L.P. are offerors and bidders as defined in Rule 14d-1(g)(2).

Offer to Purchase

Terms of the Offer, page 13

2.	We note the statement that any extension, waiver or amendment of the offer will be followed “as promptly as practicable” by public announcement if required. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Response: In response to the Staff’s comment, Apollo has revised the disclosure regarding any extension, waiver or amendment of the Offer in the second to last paragraph under Section 1 entitled “Terms of the Offer” on page 15 of the Offer to Purchase to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Acceptance for Payment and Payment for Shares, page 15

3.	We note the disclosure indicating that you will pay for securities tendered “as promptly as practicable” following expiration of the offer. Please revise this statement throughout the Offer to Purchase so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Response: In response to the Staff’s comment, Apollo has revised the disclosure on pages 15, 30 and 31 regarding payment of securities following expiration of the Offer so that it is consistent with Rule 14e-1(c) of Regulation 14E.

Conditions of the Offer, page 57

4.	We note disclosure that the failure by Parent or the Offeror to exercise any of the conditions shall not be deemed a waiver of any such right and may be asserted at any time from time to time. To the extent an offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

Response: In response to the Staff’s comment, Apollo has revised the disclosure in the last paragraph under Section 13 entitled “Conditions of the Offer” on page 58 of the Offer to Purchase to make clear that all conditions to the Offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the Offer, must be satisfied or waived at or prior to the offer’s expiration of the Offer.

Nicholas P. Panos, Senior Special Counsel

Office of Mergers & Acquisitions

August 24, 2016

Miscellaneous, page 62

5.	Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the filing persons are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. Please revise consistent with Rule 14d-10(a)(1), or advise. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Response: In response to the Staff’s comment, Apollo has revised the first paragraph under Section 18 entitled “Miscellaneous” on page 62 of the Offer to Purchase in order to clarify that reference is made only to excluding target security holders in a state in accordance with the requirements of Rule 14d-10(b)(2).

In response to your request, Apollo acknowledges that:

•	Apollo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apollo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3353.

Sincerely,

/s/ Taurie M. Zeitzer

Taurie M. Zeitzer

cc:	John Suydam, Apollo Management VIII, L.P.
David Sambur, Apollo Management VIII, L.P.
Don Rench, Outerwall Inc.
Lance Bass, Perkins Coie LLP
Jens Fischer, Perkins Coie LLP